Exhibit 99.1

09 December 2019
National Grid plc

National Grid Submits Final RIIO-2 Business Plans

National Grid has today submitted its final business plans to Ofgem for its UK Electricity and Gas Transmission businesses, as well as the Electricity System Operator, for the 2021-2026 RIIO-2 period. These plans have been developed following extensive engagement with customers, industry stakeholders, non-domestic consumers and households across the country.

Our Electricity Transmission plan has a baseline totex spend of £7.1bn over the five years. It assumes connection of 15.3GW of customer capacity, providing the UK with clean power and flexible storage, as well as continued investment to maintain reliability and resilience. Our Gas Transmission plan has a baseline totex spend of £2.8bn over the five year plan. It assumes an increase in asset health and cyber related investment, as well as a programme of work needed to test and prove hydrogen conversion options. The baseline spend, under our financial framework, would see consumer bills reduced slightly in real terms for both Electricity and Gas Transmission.

The plans include the financial framework that we believe will be necessary to incentivise the investment required to maintain and build the flexible grids of the future. We provide more evidence to demonstrate why we believe a real 6.5% (CPI stripped) allowed cost of equity is the right level to deliver this in RIIO-2. With a growing societal focus on the speed of decarbonisation and the challenges in meeting the UK’s 2050 net zero emissions target, the plans provide options for additional anticipatory investment to facilitate additional wind generation and develop a national EV rapid charging network.

This is an exciting time for the energy industry, and we remain committed to delivering and maintaining world class networks that provide the means to lower carbon emissions, and to meeting net zero targets, that will be to the benefit of all consumers. We look forward to engaging further with all our stakeholders as we explain and debate our plans, including through the open forums in March and April 2020, ahead of initial determinations from Ofgem in summer 2020, and final determinations in late 2020.

For additional information, please follow https://investors.nationalgrid.com/riio-2 to the RIIO-2 section of our investor website.

Investors and Analysts

Aarti Singhal	+44 (0) 20 7004 3170 (d)	+44 (0) 7989 492 447 (m)
Nick Ashworth	+44 (0) 20 7004 3166 (d)	+44 (0) 7584 206 578 (m)
Jon Clay	+44 (0) 20 7004 3460 (d)	+44 (0) 7899 928 247 (m)
James Flanagan	+44 (0) 20 7004 3129 (d)	+44 (0) 7970 778 952 (m)
Media

Molly Neal	+44 (0) 7583 102 727 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price controls as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supplies; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions

(including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 212 to 225 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.